

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 28, 2009

<u>Via U.S. Mail and Facsimile (513-723-7734)</u>

Earl C. Shanks
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

       Re: Convergys Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 1-14379
               Response Letter Filed October 14, 2009

Dear Mr. Shanks:

       We refer you to our comment letter dated September 30, 2009 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

                     Sincerely,

                     Cecilia Blye, Chief
                     Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance